Filed pursuant to Rule 433
Registration No. 333-117842-01
First Industrial, L.P.
5¾% Senior Notes due 2016
Term sheet dated January 5, 2006

Size:	$200,000,000

Coupon (Interest Rate):	5¾% per annum

Interest Payment Dates:	January 15 and July 15

Maturity:	January 15, 2016

Price to Public:	99.653% of principal amount, plus accrued interest, if any, from the date of original issuance

Settlement Date:	T+3; January 10, 2006

Net Proceeds:	$198,006,000 (before $200,000 of offering expenses)

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 0.25% (twenty-five one-hundredths of one percent)

Yield to Maturity:	5.796%

Spread to Benchmark Treasury:	143 basis points

Benchmark Treasury:	U.S. Treasury 4½% due November 2015

Benchmark Treasury Price and Yield:	101-02; 4.366%

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting First Industrial’s Investor Relations at 312-344-4320 (call collect) or aharmon@firstindustrial.com or the underwriters at J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017 (phone: (212) 834-4533 (call collect)) or Wachovia Capital Markets, LLC at 8739 Research Drive, Charlotte, North Carolina 28262 (phone: 1-800-326-5897) or syndicate.ops@wachovia.com.